Maui Land & Pineapple Company, Inc.

870 Haliimaile Road

Makawao, Hawaii  96768

April 22, 2010

Doug Brown

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Judiciary Plaza

Washington, D.C. 20549

Re:	Registration Statement on Form S-3
File No.: 333-164045
Filed on: December 28, 2009

Dear Mr. Brown:

The undersigned, as the Controller, Secretary and Principal Accounting Officer of Maui Land & Pineapple, Inc. (the “Company”), hereby informs the Securities and Exchange Commission that the Company, pursuant to the Staff’s comments, has determined to withdraw the above-referenced Registration Statement and to file a new registration statement of Form S-1 for the same offering.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).  This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Christopher D. Ivey at (949) 725-4121.  Thank you for your courtesy and cooperation in this matter.

Very truly yours,

MAUI LAND & PINEAPPLE, INC.

/s/ Adele Sumida

Adele Sumida
Controller and Secretary
(Principal Accounting Officer)